Thomas E. Blaser Sr. Vice President & Chief Financial Officer T +1 410.531.4230 Thomas.Blaser@grace.com W. R. Grace & Co.–Conn. 7500 Grace Drive Columbia, MD 21044

FOIA Confidential Treatment Request

September 23, 2016

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated August 26, 2016, regarding the review of the W. R. Grace & Co. ("Grace," "the Company," "we" or "our") Annual Report on Form 10-K for the year ended December 31, 2015, and our Quarterly Report on Form 10-Q for the period ended June 30, 2016, by the Staff (the "Staff," or "you") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"). Our executive team and disclosure committee have considered your comments and set forth below are our responses. We appreciate the opportunity to work with you to improve our disclosure. For your convenience, we have reprinted your comments in italicized text below, immediately followed by our responses in normal text.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Services (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”).

In accordance with Rule 83, the Company requests confidential treatment of the marked portions (the “Confidential Information”) of this response letter (this “Letter”), (the “Confidential Material”). Please promptly inform our General Counsel at the address noted above or by calling (410) 531-4212 of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by W. R. Grace & Co.” and is marked for the record with the identifying numbers 01, 02 and 03.

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Form 10-Q for the period ended June 30, 2016

Consolidated Financial Statements
8. Commitments and Contingent Liabilities, page 25
Comment 1
We note your disclosure that it is probable your ultimate liability for vermiculite-related matters will exceed current estimates by material amounts but that such amounts are not currently estimable. Please more fully explain to us and revise future filings to disclose why you are unable to estimate a range of additional loss for this contingency, please discuss what additional information you need and indicate the anticipated timeframe for obtaining that information.
Response 1
Background
As disclosed in our financial statements, the Company’s environmental exposure for vermiculite-related matters includes our mine in Libby, Montana, where vermiculite was mined, as well as numerous facilities where vermiculite from the Libby mine was stored and/or processed ("expanded").
Internal Procedure and Associated Guidance
The Company's quarterly process for reviewing, recognizing, and adjusting our environmental reserves for each of our sites takes into consideration the accounting guidance from Accounting Standards Codification ("ASC") 410-30 "Environmental Obligations" as well as ASC 450 “Contingencies.” ASC 410-30-25-2 states that an "entity's environmental remediation obligation that results in a liability generally does not become determinable as a distinct event, nor is the amount of the liability generally fixed and determinable at a specific point in time. Rather, the existence of a liability for environmental remediation costs becomes determinable and the amount of the liability becomes estimable over a continuum of events and activities that help to frame, define, and verify the liability."
The Company considers key events of an environmental matter's lifecycle to be as follows:

1.)
Site Assessment and Investigation – In this stage, the Company and/or the regulatory agencies define the extent of hazards in the environment and the incremental impact on the site and potential impact on ecological or human receptors. Definition of the horizontal and vertical extent of the site is often a significant consideration.

2.)
Feasibility Study – In this stage, the Company and/or the regulatory agencies define the range of remediation approaches that may be necessary to address chemicals of potential concern that exceed numeric or site-specific, risk-based standards.

3.)	Remedial Decision and Design – This stage includes the development of the actual design of the selected remedy.

4.)	Remediation – Implementation of the remedy.

5.)
Post-Remediation Operation & Maintenance – Long-term care of remediated site where current calculated risks to human health and the environment have been mitigated, but the site is not remediated to unrestricted future use.

As an environmental matter moves through the aforementioned life cycle and as new information becomes available, we continue to evaluate and adjust or recognize reserves for the related matter. Examples of information that we use to create or adjust reserves include: claims, sampling results, action orders, feasibility studies, discussions with regulatory authorities regarding the method and extent of remediation at each site, progress of remedial investigation at each site, changes in scope, prior experience in remediating contaminated sites, existing technology, as well as other information that allows us to create, refine, or adjust our estimated environmental obligation.

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Rule 83 Confidential Treatment Request by
W. R. Grace & Co.; Request 01
Libby Mine
The Libby mine site encompasses over 3,600 acres, with study areas extending beyond the property boundaries. The Company has been working with the Environmental Protection Agency (the "EPA") as well as other federal, state and local governmental agencies for several years to define the extent of chemicals in the environment, to assess their potential for risk to human health or to ecological receptors, and to identify a range of potential remedial alternatives. This process will consider both the specific areas requiring remediation as well as a variety of possible remedial action alternatives. We anticipate that the range of remedial approaches will be identified during the 2017-2019 timeframe after completion of feasibility studies currently underway. Consistent with ASC 410-30-25-10, we continue to recognize a liability for the reasonably estimable activities (i.e., investigation and feasibility study). [**] Beyond these amounts, the range of future activities and costs related to the lifecycle of this site remain too uncertain to estimate a reserve based on the analysis described above. We will reassess and adjust our reserve for this site as we progress through the lifecycle outlined above.1
Rule 83 Confidential Treatment Request by
W. R. Grace & Co.; Request 02
Vermiculite Expansion Facilities
During 2010 the EPA began reinvestigating certain facilities on a list of 105 facilities where vermiculite concentrate from the Libby mine may have been used, stored, or processed. Grace is cooperating with the EPA on this reinvestigation and has remediated several of these facilities. The Company reviews these matters regularly and adjusts reserves as appropriate in accordance with ASC 450 and ASC 410. The Company has specific reserves for each site that meets the definition of probable and reasonably estimable as defined in ASC 450. [**] The timeline for expansion facilities cannot be estimated until the Company receives additional direction from the regulatory agency. At this time we do not believe that additional remediation is probable at the majority of these sites. We will reassess and adjust our reserve for these facilities as we progress through the lifecycle outlined above.2
Future Disclosure
In response to the comment, we will expand our disclosure in future filings to state why we are unable to estimate a range of additional losses for our vermiculite-related environmental matters, what additional information we need to make adjustments to the reserves, and the anticipated timeframe for obtaining information that will enable us to estimate additional losses.
13. Operating Segment Information, page 31
Comment 2
We note that following the Separation, you manage your business through three operating segments. We also note that you aggregate Grace Refining Technologies and Grace Specialty Catalysts into the Grace Catalysts Technologies reportable segment based upon similar economic characteristics, the nature of the products and production processes, type and class of customer and channels of distribution. Please more fully explain to us how you determined your aggregation of these two operating segments meets the requirements of ASC 280-10-10-1 and 280-10-50-11.
1 W. R. Grace & Co. requests that the information contained in Request Number 01 and identified by the placeholder [**] be treated as confidential information and that the Commission provide timely notice to the contact person identified on Page 1 before it permits any disclosure of the information.

2 W. R. Grace & Co. requests that the information contained in Request Number 02 and identified by the placeholder [**] be treated as confidential information and that the Commission provide timely notice to the contact person identified on Page 1 before it permits any disclosure of the information.

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Response 2
Following the Separation, the Company has managed its business through three operating segments: Grace Refining Technologies, Grace Specialty Catalysts, and Grace Materials Technologies. Grace Refining Technologies and Grace Specialty Catalysts are aggregated into the Grace Catalysts Technologies reportable segment based upon the similar nature of the products and production processes, type and class of customer, channels of distribution, regulatory environment and economic characteristics.

Rule 83 Confidential Treatment Request by
W. R. Grace & Co.; Request 03

The following is an analysis of each of the aggregation criteria per ASC 280-10-50-11:

Criteria	Similar/Dissimilar	Analysis
Nature of Products and Services	Similar
The products of the Grace Refining Technologies (RT) and Grace Specialty Catalysts (SC) segments have been determined by the Company to be similar. Most of the products in both of these segments act as catalysts on hydrocarbon-based feedstocks to produce higher value fuels and chemicals. Many of the products in both segments are based on the materials science of silica, alumina, and combinations thereof.

Nature of Production Processes	Similar
The RT and SC segments perform manufacturing processes that are fundamentally similar in that both are capital intensive, complex manufacturing operations. The manufacturing assets for both of these segments are centrally located at the Company’s largest facilities in North America and Europe. The RT and SC segments share certain assets, labor, raw materials and overhead costs at these locations.

Type/Class of Customer	Similar
Grace Catalysts Technologies produces and sells catalysts and related products and technologies used in refining, petrochemical and other chemical manufacturing applications. The RT and SC segments cater to similar customer types and, in some cases, the same customers.

Methods Used to Distribute Products	Similar	Distribution methods for products are similar among RT and SC segments as sales are made directly to customers or through independent distributors and representatives.
Nature of Regulatory Environment	Similar	Both the RT and SC segments are subject to similar environmental and product stewardship regulations.
Economic Characteristics	Similar
The RT and SC segments have similar economic characteristics and exhibit similar financial performance. We analyzed and compared the segment operating margins over the past few years and concluded that they are similar. The eight quarter rolling average segment operating margins analysis for these businesses as of December 31, 2015 and 2014, follow. We expect that the RT and SC operating segments will continue to have similar economic characteristics going forward.

			RT	SC
		2014	[**]	[**]
		2015	[**]	[**]
Based on the aggregation analysis above, we determined that the Grace Refining Technologies and Grace Specialty Catalysts operating segments should be aggregated into a reportable segment (Catalysts) based on the similar nature of the products and production processes, type and class of customer and channels of distribution, regulatory environment and economic characteristics.3
3 W. R. Grace & Co. requests that the information contained in Request Number 03 and identified by the placeholder [**] be treated as confidential information and that the Commission provide timely notice to the contact person identified on Page 1 before it permits any disclosure of the information.

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As requested by the Staff in the Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (410) 531-4230 or Mr. William Dockman, Grace’s Vice President, Controller, and Chief Accounting Officer, at (410) 531-4558 if you have any questions or comments with respect to this response letter.
Sincerely,

/s/ Thomas E. Blaser

Mr. Thomas E. Blaser
Senior Vice President and Chief Financial Officer

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